Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy achieves record quarterly and full year operational results

(All figures are approximate)

Calgary, Alberta (January 6, 2025) – Suncor (TSX: SU) (NYSE: SU) today provided an operational performance update for its upstream and downstream businesses for the 4th quarter and full year of 2024 as summarized below:

Upstream Highlights:

•	Record quarterly production of 874,000 bbls/d, up 66,000 bbls/d from 4th quarter 2023

o	Quarterly upgrader utilization of 103%, with both Syncrude and Base Plant greater than 100%

•	Record annual production of 827,000 bbls/d, up 81,000 bbls/d, or 10.9%, from 2023

o	Annual production 17,000 bbls/d above the high-end of guidance

•	Record annual upgrader utilization of 98%, 6% higher than previous best

o	Record annual utilization of 99% and 96% at Base Plant and Syncrude, respectively

•	Record quarterly and annual production at Firebag of 250,000 bbls/d and 234,000 bbls/d, respectively

•	Record annual production at Fort Hills of 168,000 bbls/d, including above plan production of 161,000 bbls/d in the 4th quarter

Downstream Highlights:

•	Record quarterly refining throughput of 487,000 bbls/d, tied with the 3rd quarter 2024, up 31,000 bbls/d from 4th quarter 2023

o	Quarterly refining utilization of 104%, with all four refineries greater than 100%

•	Record annual refining throughput of 465,000 bbls/d, up 44,000 bbls/d, or 10.5%, from 2023

o	Annual throughput 20,000 bbls/d above the high-end of guidance

•	Record annual refining utilization of 100%, 5% higher than previous best

o	Record annual utilization of 105% and 98% at Edmonton and Montreal, respectively

•	Record annual refined product sales of 599,000 bbls/d, up 46,000 bbls/d, or 8.3%, from 2023

o	Annual product sales 19,000 bbls/d above the high-end of guidance

	Q4 2024	FY 2024	FY 2024 Guidance
Upgraded - net SCO and diesel (bbls/d)	543,000	516,000
Non-upgraded bitumen (bbls/d)	274,000	258,000
Total Oil Sands production (bbls/d)	817,000	774,000	725,000	-	755,000
Exploration and Production (bbls/d)	57,000	53,000	45,000	-	55,000
Total Upstream Production (bbls/d)	874,000	827,000	770,000	-	810,000

Refinery Throughput (bbls/d)	487,000	465,000	430,000	-	445,000
Refinery Utilization (%)	104	100	92	-	96

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Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3

“Suncor’s exceptionally strong operational performance in both the 4th quarter and full year of 2024, across all of our businesses, was supported by an ongoing focus on the fundamentals, including safety and operational reliability. In addition, it was a reflection of the expertise and dedication of our people and the quality of our overall asset base,” said Rich Kruger, President and Chief Executive Officer. “Our strong operational performance also supported strong financial performance, including enabling us to achieve our $8 billion net debt target nine months ahead of the projection outlined in our May 2024 three-year plan. We are committed to maintaining this level of focus and results orientation to continue delivering value for our shareholders in 2025 and beyond.”

For more information about Suncor, visit our website at suncor.com

Media inquiries:
(833) 296-4570
media@suncor.com

Investor inquiries:
invest@suncor.com

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investment in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.